Via Facsimile and U.S. Mail
Mail Stop 03-09


April 25, 2005


Mr. Steven M. Grubner
Chief Financial Officer
3930 Youngfield Street
Wheat Ridge, CO 80033

Re:	GeneThera, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 000-27237

Dear Mr. Grubner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. Where our comments call for disclosure, we think you should amend your document in response to these comments. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-KSB for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Independent Auditors` Report

1. Please revise paragraph one of the auditors` report to reference the consolidated statements of operations, stockholders` equity (deficit) and comprehensive loss and cash flows periods that were audited. In addition, the third paragraph of the auditors` report should also reference the period from inception through December 31,
2004.


Consolidated Statements of Operations

2. In accordance with paragraph 13 of SFAS 2, please disclose the total research and development costs charged to expense in each period for which an income statement is presented. In addition, disclose your accounting policy for research and development expenditures. Please include the types of costs included in R&D costs.

3. We note significant beneficial conversion expense for which there is no disclosure in the notes to the financial statements. Please tell us and disclose your accounting policy in regards to your instruments with beneficial conversion features and the significant terms of such instruments.


Consolidated Statements of Changes in Stockholders` Equity
(Deficit)

4. Please tell us why accumulated deficit is increased by
$1,116,054
in the recapitalization on February 25, 2002 transaction and by $11,587,500 in the 2004 shares issued to founder for recapitalization transaction. Please cite the authoritative literature you used to support your accounting treatment.


Note 1. Summary of Significant Accounting Policies

Organization and Nature of Operations, page 11

5. It appears that your acquisition of VDx was material. Please tell us and amend your filing to include the disclosure required by paragraph 51, 52, 54 and 55 of SFAS 141, as applicable. Please provide us your significance analysis to determine if an Item 2.01 Form 8-K should be furnished with audited financial statements of the business acquired and related pro forma financial information. Refer to Item 310 section (c) and section (d) of Regulation S-B.




Note 11.  Consolidation and Divestiture of Subsidiaries, page 25

6. We noted that you disposed of your wholly owned subsidiary
Family
Health News, Inc (FHNI) in 2003.  In accordance with paragraphs
41-43
of SFAS 144, it would appear that the results of operations of FHNI should be reported as discontinued operations. In addition, it appears that the restatement of the consolidated financial statements to include FHNI should have been accounted for as a correction of an error. Refer to APB 20 and APB 9 for the accounting method and required disclosure. Please amend your filing accordingly or tell us why you believe your current accounting is appropriate.


Exhibit 31.1 and 31.2 to the Form 10-KSB

7. It appears that your Section 302 certifications are improperly worded. Please refer to Item 601, Certifications of Regulation S-B and SEC Release No. 33-8238, Management`s Report on Internal Control
Over Financial Reporting and Certification of Disclosure in
Exchange
Act Periodic Reports. Please file the correct certifications with your amended 2004 Form 10-KSB.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Dana Hartz, Staff Accountant, at (202) 942-
2976
or Joel Parker, Accounting Branch Chief, at (202) 824-5487 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Grubner
GeneThera, Inc.
Page 4